11016353

UNITEDSTATES
SECURITIES ANDEXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT

B 2 8 20

FORM X-17A-5
PART III

Washington, DC
110

SEC FILE NUMBER
8- 66981

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GROUPARGENT SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 THIRD AVENUE, 27TH FLOOR
(No. and Street)

NEW YORK	NEW YORK	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

XIAOYAN LI (212) 485-5988
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YIN SHEN CO., CPA
(Name – *if individual, state last, first, middle name*)

3150 140TH STREET, RM 6C	FLUSHING	NY	11354
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement off acts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 141006-02)

OATH OR AFFIRMATION

I, Pierre-Georges Roy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GroupArgent Securities, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Managing Partner
Title

Notary Public

SUSANNA NIETO
Notary Public, State of New York
No.01NI6200613
Qualified in New York County
COMMISSION EXPIRES 02/02/2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GROUPARGENT SECURITIES, LLC

As of December 31, 2010

CONTENTS

Yin Shen Co. CPA
3150 140th Street, Room 6c
New York, New York 11354
Tel: 718-358-7956, Fax: 718-358-1281

Independent Auditor's Report

To the Members of
GroupArgent Securities, LLC

We have audited the accompanying statement of financial condition of GroupArgent Securities, LLC (the Company) as of December 31, 2010, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GroupArgent Securities, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Yin Shen, CPA
Yin Shen Co. CPA
New York, New York
February 22, 2011

GROUPARGENT SECURITIES, LLC

Statement of Financial Condition

December 31, 2010

ASSETS

Cash	$	10,370
Accounts receivable		2,273
Securities owned, at fair value (cash balance of $163)		163
Other assets		196
Total assets	$	13,002

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable, accrued expenses, and other liabilities		3,874
Total liabilities		3,874
Members' Equity		
Members' Capital		24,196
Current year changes		(15,068)
Total members' equity		9,128
Total liabilities and members' equity	$	13,002

The accompanying notes are an integral part of these financial statements

GROUPARGENT SECURITIES, LLC

Statement of Income

for the Year Ended December 31, 2010

REVENUES:		
Fee income	$	307,312
Other income		7,851
Total Revenue		315,163
EXPENSES:		
Management fees		233,596
Professional fees		10,900
Communications		9,869
Occupancy		40,089
Compensations		24,119
Regulatory fees		6,662
Other expenses		4,996
Total Expenses		330,231
NET INCOME (LOSS)	$	(15,068)

The accompanying notes are an integral part of these financial statements

GROUPARGENT SECURITIES, LLC

Statement of Cash Flows

for the Year Ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ (15,068)
Adjustments to reconcile net income to net cash used in operating activities:		
Accounts receivable	13,727	
Securities owned	3,146	
Other assets	(83)	
Accounts payable, accrued expenses, and other liabilitie	2,223	
Total adjustments		19,013
Net cash used in operating activities		3,945
INCREASE IN CASH		3,945
CASH AT BEGINNING OF THE YEAR		6,425
CASH AT END OF THE YEAR		$10,370

The accompanying notes are an integral part of these financial statements

GROUPARGENT SECURITIES, LLC

Statement of Changes in Member's Capital

for the Year Ended December 31, 2010

		Member's Capital
Balance, January 1, 2010	$	24,196
Net Income(Loss)		(15,068)
Balance, December 31, 2010	$	9,128

The accompanying notes are an integral part of these financial statements

GroupArgent Securities, LLC

Notes to Financial Statements

For the Year Ended December 31, 2010

1. Organization and nature of business

GroupArgent Securities, LLC (the Company) is a broker-dealer registered with Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is exempt from SEC customer protect rules. The Company is a New York corporation organized on April 26, 2005 that is a wholly owned subsidiary of GroupArgent, LLC (the Parent). The name was changed on December 22, 2009 and under which it was formed was Milbank Roy Securities, LLC.

2. Significant Accounting Policies

Basis of Presentation
The Company is engaged in the business of private placements of securities and limited trading securities for its own account. The financial statements reflect their own principal transactions and activities.

At present, no brokerage business is conducted with the general public nor does the Company maintain any customers' accounts.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
The Company recognizes revenue from placement fees upon completion of the private placement offering and advisory fees, over the life of the underlying agreement, at the time work is performed and services are rendered.

Securities Owned
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis

Depreciation
The Company does not have its own office equipments and furniture, accordingly, there is no depreciation incurred.

Statement of Cash Flows
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

3. Fair Value:

As at December 31, 2010 the Company owned 65 million shares non-marketable stocks. The issuer of the stocks declared bankruptcy in 2009 and the stocks' value was not determinable.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1 and minimum the dollar amount of net capital requirement is $5,000. At December 31, 2010, the Company was in compliance with these regulations. The company's net capital ratio was 0.58 to 1, and exceeds dollar amount net capital requirement by $1,659.

5. Income tax

For the tax purpose, the Company is a limited liability company with a single member (Parent), and as such, is not treated as a "disregarded entity" and responsible for the federal and state franchise taxes. The member is liable for taxes on its share of the Company's profits and NYC unincorporated business tax.

6. Related party

The Company shares expenses with the Parent's facility to operate business including labor and office space. The expense sharing arrangement will expire on January 9, 2011.

GROUPARGENT SECURITIES, LLC

Supplement Information
Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2010

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS form X-17A-5.

The Company is a broker-dealer and is exempt from the provision of SEC Rule 15c3-3, subparagraph (k)(2)(i). The conditions of exemption are being maintained.

GROUPARGENT SECURITIES, LLC

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2010

NET CAPITAL		
Total partners' equity		$9,128
Deduct stockholders' equity not allowable for net capital		0
Total stockholders' equity qualified for net capital		9,128
Deductions:		
Non-allowable assets		
Accounts receivable and prepaid expenses	(2,469)	(2,469)
		6,659
Net capital before haircuts on securities positions		
Haircuts on securities		
Trading and investment securities		0
NET CAPITAL		$6,659
AGGREGATE INDEBTEDNESS		
Accounts payable, accrued expenses	3,874	3,874
Total aggregate indebtedness		$3,874
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required:		258
Minimum dollar required:		$5,000
Excess net capital		$1,659
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar amount		$659
Ratio: Aggregate indebtedness to net capital		0.58 to 1

GROUPARGENT SECURITIES, LLC

Schedule I (cont.)

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2010)

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report		$6,659
Adjustments:	-	-
Net capital per above		$6,659

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2010

Independent Auditor's Report on Internal Control

Required by SEC Rule 17a-5 for a Broker-Dealer
Claiming an Exemption from SEC rule 15c3-3

To the Members of
GroupArgent Securities, LLC

In planning and performing our audit of the financial statements of GroupArgent Securities, LLC (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's

authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis. Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yin Shen Co. CPA
New York, New York
February 22, 2011